SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM 11-K
(Mark One)

          ( X )ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1995

                                       OR

          (    )TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _____ to ____

Commission File Number 1-5392

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                       AMERICAN STORES RETIREMENT ESTATES

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                             AMERICAN STORES COMPANY
                              709 East South Temple
                            Salt Lake City, UT  84102



     The following financial statements of American Stores Retirement Estates are submitted herewith:


                                      INDEX

                                                           Page

Report of Independent Auditors                              F-3

Statements of Net Assets Available for Benefits -
     December 31, 1995 and 1994                             F-4

Statements of Changes in Net Assets Available for Benefits -
     Years ended December 31, 1995 and 1994                 F-5

Notes to Financial Statements                       F-6 to F-12

     The written consent of independent auditors required to be filed as an exhibit to this report is included on Page F-13 of the financial statements.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the American Stores Benefit Plans Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                              AMERICAN STORES RETIREMENT ESTATES



June 24, 1996                         By /s/ Scott Bergeson
                                      Scott Bergeson
                                      Senior Vice President, Human Resources
                                      and Chairman, Benefit Plans Committee

REPORT OF INDEPENDENT AUDITORS



The Benefit Plans Committee
American Stores Retirement Estates


We have audited the accompanying statements of net assets available for benefits of American Stores Retirement Estates as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.



                                             Ernst & Young LLP


Salt Lake City, Utah
June 24, 1996


AMERICAN STORES RETIREMENT ESTATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS (In thousands of dollars)


                                                        December 31,
                                                     1995           1994

ASSETS

Value of Investment in the Master Trust
 American Stores Company Common Stock Fund       $   212,632    $   195,278
 Fixed Income Fund                                   240,660        210,547
 Regular Fund                                      1,104,244        862,701
 Safety Fund                                          73,424         71,652
 All Equity Fund                                     153,523        102,550
 Loans to Participants                                94,657         90,528
                                                   1,879,140      1,533,256

Receivable from American Stores Company               78,000         78,177
Receivable for net participant activity                1,483          1,336
Interest and dividends receivable                      1,111            879


Net assets available for benefits                $ 1,959,734    $ 1,613,648

See notes to financial statements



AMERICAN STORES RETIREMENT ESTATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (In thousands of dollars)

                                                          Year Ended December 31,
                                                          1995               1994
Additions:
  Contributions:
    Participants                                   $         82,852   $         79,396
    American Stores Company                                  78,000             78,177
    Forfeitures                                               1,901              2,223
                                                            162,753            159,796
  Income from investment in master trust:
      American Stores Company
       Common Stock Fund                                      7,813             38,296
      Fixed Income Fund                                      35,999            (10,798)
      Regular Fund                                          222,643             (5,641)
      Safety Fund                                             5,092              2,669
      All Equity Fund                                        31,055                794
                                                            302,602             25,320

  Exchanges from other funds                                188,099            192,697
                                                            653,454            377,813
Deductions:
  Withdrawals                                               113,601            110,303
  Administrative fees                                         1,559              1,782
  Transfer to other plans                                     4,109             71,188
  Exchanges to other funds                                  188,099            192,697
                                                            307,368            375,970

Net additions                                               346,086              1,843

Net assets available for benefits at beginning of year    1,613,648          1,611,805

Net assets available for benefits at end of year   $      1,959,734   $      1,613,648

See notes to financial statements

AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Master Trust: The Investment in the Master Trust Fund is stated at fair value. The majority of investment values are ascertained from national security exchanges. American Stores Company Common Stock, which is traded on national securities exchanges, and other equity securities, are valued within the Master Trust Fund at the last reported sales price on the last business day of the Plan year. All government and corporate debentures are valued at the last reported sales price on the last business day of the Plan year on a national security exchange plus any accrued interest within the Master Trust Fund. If there are no such sales or listings on a national security exchange, alternative sources are used. Loans to participants are stated at cost which approximates fair value.

Withdrawals and Exchanges: Withdrawals and exchanges between investment fund options by participants are recorded based upon the specific proceeds and cost of the investment at the date of withdrawal or exchange.

Receivable (Payable) for Net Participant Activity: The receivable (payable) for net participant activity represents year-end participant contributions and transactions processed in the record keeping system but not yet reflected in the master trust.

Reclassification of Prior Year Information: Certain prior year information has been reclassified to conform with current year presentation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE B - DESCRIPTION OF PLAN

American Stores Retirement Estates (the Plan) was authorized by the Board of Directors of American Stores Company and was effective January 1, 1985 for the benefit of certain employees of American Stores Company and its subsidiaries (the Company). The Plan is a defined contribution profit sharing plan maintained primarily for the purpose of providing retirement income for participants and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to July 1995, employees become eligible to participate in the Plan upon completion of two years of service or, if the employee is 21 years of age or older, upon the completion of one year of service. Effective July 1, 1995, employees become eligible to participate in the Plan upon completion of one year of service regardless of age. This eligibility change in the Plan did not have a material effect. Employees represented by labor organizations are not eligible to participate in the Plan unless the Company and the labor organization specifically agree to the contrary.

Plan participants may make personal deposits to the Plan on either or both a tax deferred and an after-tax basis. Company contributions to the Plan are set each year at the discretion of the Company's Board of Directors for the prior Plan year and are irrevocable. The Company contributions and forfeitures are first used to restore the previously forfeited accounts of rehired participants pursuant to Plan provisions. The remainder of such contributions and forfeitures are then allocated to Plan participants, as described below: one quarter is allocated among participants who made personal deposits to the Plan, pro rata, based upon the amounts of their deposits of up to 6% of compensation. Three quarters are allocated among participants as follows: (i) each participant who has received compensation in excess of the Social Security wage base for the year is allocated an amount equal to such excess times the maximum amount allowable under Code Section 401(1); and (ii) any amount remaining is allocated among

AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF PLAN (CONTINUED)

all participants in proportion to the total compensation of each for the year. Allocations to collective bargaining unit employees are offset by obligations of the Company to contribute to a collective bargaining unit plan. A participant's 1995 compensation in excess of $150,000 (adjusted periodically) is excluded in determining the amount of Company contribution and forfeitures allocated to the participant.

Company contributions made on behalf of participants that are not based upon deposits made by such participants vest on a graduated schedule. For all participants who perform at least one hour of service in any year beginning on or after January 1, 1989, the schedule commences with 30% at three years of service and increases annually to full vesting at seven years of service (the 7-Year Vesting Schedule). Personal deposits of participants and Company contribution allocations based upon personal deposits of participants fully vest immediately.

The Plan presently maintains five investment fund options within the Master Trust in which participants may invest. The investment fund options are as follows: (i) Company Stock Fund - consisting solely of American Stores Company Common Stock. This fund provides a high degree of risk because of the volatility generally associated with a single stock investment; (ii) Fixed Income Fund - provides a low to moderate level of risk because of the diversity of government and corporate securities in the fund that pay interest. This fund contains both domestic and international investments; (iii) Regular Fund - provides moderate risk because of the balance between stocks and fixed income investments. The fund is diversified across industry sectors and types of equity and fixed income securities and contains both domestic and international investments; (iv) Safety Fund - provides a very low level of risk because of the high-quality, short-maturity fixed income investments included in the fund;
(v) All Equity Fund - provides a moderate to high level of risk. The All Equity fund is diversified across industry sectors and contains both domestic and international equity investments.

Participants may apportion their deposits between more than one investment fund option and can change their current deposit investment mix as often as desired. Existing participant account balances can be exchanged between investment fund options every 30 days.

Each participant's share of the Company contribution and forfeitures is automatically invested according to their current deposit investment mix. Participants not making personal deposits may specify an investment option for the Company contribution. If a specification is not made, the Company contribution will be invested in the Fixed Income Fund.

Usual and customary investment manager fees, trustee fees, and all outside administrative costs are paid by the Plan.

The number of employees in each investment fund option (an employee can invest in more than one fund option) at December 31, 1995 was:

     Investment Fund Option                          Employees

     American Stores Company Common Stock Fund          13,932
     Fixed Income Fund                                  38,570
     Regular Fund                                       40,499
     Safety Fund                                         2,509
     All Equity Fund                                    12,236


AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF PLAN (CONCLUDED)

Upon separation from service, participants can elect to withdraw balances either in a lump sum or in installments, or the balances can be left in the Plan. Individuals who transferred amounts to the Plan which are attributable to the former American Stores Company Retirement Plan may receive their entire Plan account balance as a deferred annuity. Active employees may withdraw after-tax personal deposits at any time, but may only withdraw tax deferred personal deposits upon the occurrence of an extreme financial hardship. Participants may also obtain loans from the Plan within certain limits.


NOTE C - INVESTMENTS IN MASTER TRUST

The Plan's assets are held by Fidelity Management Trust Company, the Trustee of the Plan, which executes all transactions therein under the direction of the Benefit Plans Committee. The assets are held in a Master Trust, commingled with assets of the Company's other benefit plans. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to specific plans. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to the various plans based upon the investment percentage on the day the income is earned.

ASRE's investment percentages of each fund in the Master Trust at December 31 are:

                                                   1995   1994

American Stores Company
  Common Stock Fund                                  7%     7%
Fixed Income Fund                                    8%     8%
Regular Fund                                        35%    32%
Safety Fund                                          2%     3%
All Equity Fund                                      5%     4%



AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (CONCLUDED)

The total assets, liabilities and results of operations of the Master Trust are as follows (In thousands of dollars):

                                                         December 31,
                                                    1995           1994

Assets                                          $  3,168,171   $  2,750,653

Liabilities                                            2,578         92,061

Net Assets in Master Trust                      $  3,165,593   $  2,658,592

Change in Net Assets                            $    507,001   $  (128,619)


The cost of investments for ASRE at December 31, 1995 and 1994 are as follows (In thousands of dollars):

                             Number of Shares        Cost of Investments
                              1995      1994         1995          1994

American Stores Company
Common Stock Fund            7,865      7,230      $ 178,675    $  132,095
Fixed Income Fund                                    197,428       216,826
Regular Fund                                         801,630       855,147
Safety Fund                                           66,689        71,839
All Equity Fund                                      111,632       104,162

                                               $   1,356,054    $1,380,069



The net unrealized appreciation (depreciation) for ASRE in the aggregate from cost to fair value of investments are as follows (In thousands of dollars):

Net unrealized appreciation at December 31, 1993               $    129,033
Net 1994 unrealized depreciation                                    (66,374)
Net unrealized appreciation at December 31, 1994                     62,659
Net 1995 unrealized appreciation                                    365,770
Net unrealized appreciation at December 31, 1995               $    428,429


Unrealized appreciation (depreciation) for the year is the difference between the fair values at the beginning and the end of the year.





AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE D - ASSET TRANSFERS

The Star Market division was sold during 1994. Plan assets totaling $71,188,468 for those participants continuing employment with Star Market were transferred to Star Market Retirement Estates (SMRE) in 1994. The 1994 Company contribution attributable to those participants totaling $4,109,027 was transferred to SMRE in 1995, shortly following payment of the contribution in March 1995. SMRE is not administered by or affiliated with American Stores Company.


NOTE E - FINANCIAL INSTRUMENTS

Certain Plan investment managers invest in derivative foreign exchange forward contracts for purposes of hedging or moderating the currency risks associated with holding investments denominated in foreign currencies. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price, on an agreed-upon settlement date. Contracts are generally taken for periods ranging from 30 to 90 days, then renewed, generally, if the Plan continues to hold the underlying foreign investment. Each investment manager's usage of such derivative financial instruments is limited by the Plan's contractual investment guidelines which prohibit the speculative or leveraged use of derivatives.

Foreign exchange forward contracts are stated at fair value, under the heading of `Investments' in the Statements of Net Assets Available for Benefits, which represents the amounts that the Plan would be required to pay, at December 31, 1995, to cancel the contracts or transfer them to other parties.

The notional or contract amounts of foreign exchange forward contracts are not recorded as assets or liabilities on the Statements of Net Assets Available for Benefits and do not represent the potential gain or loss associated with such transactions.

At December 31, 1995, the Plan had the following open foreign exchange forward contracts (In thousands of dollars):

FORWARD CONTRACTS TO SELL FOREIGN CURRENCIES AND BUY US DOLLARS

                          Notional Amount            Fair Value
      Fixed Income Fund   $   48,701                 $     (19)
      Regular Fund            95,991                        96
      All Equity Fund          4,248                        72
                          $  148,940                 $     149

FORWARD CONTRACTS TO BUY FOREIGN CURRENCIES AND SELL US DOLLARS

                          Notional Amount            Fair Value
      Fixed Income Fund   $   32,595                 $    (125)
      Regular Fund            62,291                      (262)
      All Equity Fund          1,752                       (20)
                          $   96,638                 $    (407)


AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE E - FINANCIAL INSTRUMENTS (CONCLUDED)

Credit risk represents the Plan's potential loss on foreign exchange forward contracts if all counterparties to such contracts fail to perform according to the terms of the contract. Credit risk is calculated using year-end currency exchange rates. Historically, there have not been any losses associated with counterparty non-performance on foreign exchange forward contracts. Exposure to loss on these contracts will increase or decrease over the lives of the contracts as currency exchange rates fluctuate.

At December 31, 1995, credit risk related to these contracts was as follows (In thousands of dollars):

     Fixed Income Fund  $  249
     Regular Fund          585
     All Equity Fund        74
                        $  908



NOTE F - ALLOCATION OF PLAN ASSETS TO INVESTMENT FUND OPTIONS (In thousands of dollars)

                                                  RECEIVABLE     RECEIVABLE
                                                     FROM        (PAYABLE)    INTEREST
                                                   AMERICAN       FOR NET       AND
     INVESTMENT                                     STORES      PARTICIPANT  DIVIDENDS    NET ASSETS AVAILABLE
    FUND OPTION                 INVESTMENTS        COMPANY*       ACTIVITY   RECEIVABLE    FOR PLAN BENEFITS
As of December 31, 1995
ASC Common
 Stock Fund                  $      212,632                    $       230 $     1,111   $      213,973
Fixed Income Fund                   240,660                            231                      240,891
Regular Fund                      1,104,244                            700                    1,104,944
Safety Fund                          73,424                             66                       73,490
All Equity Fund                     153,523                            256                      153,779
Company Contribution                            $     78,000                                     78,000
Loans to Participants                94,657                                                      94,657

        TOTAL                $    1,879,140     $     78,000   $     1,483 $     1,111   $    1,959,734

As of December 31, 1994
ASC Common
 Stock Fund                  $      195,278     $      9,060   $       (62) $      879   $      205,155
Fixed Income Fund                   210,547           12,871           204                      223,622
Regular Fund                        862,701            8,244           680                      871,625
Safety Fund                          71,652            1,686           375                       73,713
All Equity Fund                     102,550           46,316           139                      149,005
Company Contribution                                                                                  0
Loans to Participants                90,528                                                      90,528

        TOTAL                $    1,533,256     $     78,177   $     1,336 $       879   $    1,613,648

* Balances reclassified to reflect actual allocations for 1994.
AMERICAN STORES RETIREMENT ESTATES

NOTES TO FINANCIAL STATEMENTS


NOTE G - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN ASSETS TO INVESTMENT FUND OPTIONS (In thousands of dollars)

                                          Income from
                  Participant  Company    Investment    Transfers   Withdrawals       Exchange of        Admini-       Net
Year Ended          Contri-     Contri-       in        (to) from     less       Participants Holdings   strative    Additions
December 31, 1995   butions     butions*  Master Trust  Other Plans  Forfeitures  Additions  Deductions    Fees    (Deductions)
ASC Common
 Stock Fund           $  9,364  $          $   7,813    $   (196)    $ (10,652)  $ 61,621      $ (55,528) $  (212)  $  12,210
Fixed Income Fund        9,762                35,999        (827)      (17,471)    19,077        (26,829)    (221)     19,490
Regular Fund            50,356               222,643      (2,639)      (55,907)    50,207        (57,805)    (936)    205,919
Safety Fund              2,056                 5,092           4        (8,153)    31,856        (30,879)     (74)        (98)
All Equity Fund         11,314                31,055        (451)       (6,330)    25,338        (17,058)    (116)     43,752
Company  Contribution             78,000                                                                               78,000
Loan Defaults                                                          (13,187)                                       (13,187)
Total                 $ 82,852  $ 78,000   $ 302,602      (4,109)    $(111,700)  $188,099      $(188,099) $(1,559) $  346,086
Year Ended
December 31, 1994
ASC Common
 Stock Fund           $  6,916  $   9,060  $  38,296   $  (2,560)    $ (15,393)  $ 64,739      $ (32,820) $  (267) $  67,971
Fixed Income Fund       10,559     12,871    (10,798)     (7,352)      (19,415)    17,923        (45,042)    (265)   (41,519)
Regular Fund            50,438      8,244     (5,641)    (55,274)      (54,073)    40,799        (73,494)  (1,062)   (90,063)
Safety Fund              1,760      1,686      2,669      (1,994)       (9,317)    43,266        (24,907)     (75)    13,088
All Equity Fund          9,723     46,316        794      (4,008)       (5,073)    25,970        (16,434)    (113)    57,175
Loan Defaults                                                           (4,809)                                       (4,809)
Total                 $ 79,396  $  78,177  $  25,320   $ (71,188)    $(108,080)  $192,697      $(192,697) $(1,782) $   1,843

* Balances reclassified to reflect actual allocations for 1994.


NOTE H - INCOME TAX STATUS

The Internal Revenue Service ruled on May 9, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the underlying trust is not subject to tax under IRC Section 501(a). Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


NOTE I - TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1995 and 1994, the ASC Stock Fund received $4,220,902 and $3,062,332, respectively, in common stock dividends from American Stores Company.


NOTE J - SUBSEQUENT EVENT

American Stores Company is plan sponsor for JCRE (Jewel Companies Retirement Estates), a frozen retirement plan which is maintained for members of JCRE who had balances in the plan when American Stores Company merged with Jewel Companies, Inc. in 1984. ASRE was established January 1, 1985 and since that time no employee or employer contributions have been made to JCRE for plan years subsequent to 1984. Of the approximately 14,300 JCRE participants, over 12,000 also have ASRE accounts. Recently, members of JCRE were balloted to determine their desire to merge JCRE with ASRE. The voting effort was completed June 15, 1996 with a large majority of JCRE members voting in favor of the merger. Based on that outcome, JCRE will be merged with ASRE effective July 31, 1996. As of June 15, 1996, JCRE assets are approximately $1.3 billion. Plan features will not change as a result of the merger.


                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-25613) pertaining to American Stores Retirement Estates of our report dated June 24, 1996, with respect to the financial statements of American Stores Retirement Estates included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                             ERNST & YOUNG LLP


Salt Lake City, Utah
June 26, 1996